                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA GROUP

REVENUES: 15,335 MILLION EURO (+5.6% VERSUS FIRST HALF 2005); ORGANIC GROWTH +2.6%

EBITDA: 6,518 MILLION EURO (+0.5% VERSUS FIRST HALF 2005); ORGANIC GROWTH +0.3%

EBIT: 3,801 MILLION EURO (- 4.5% VERSUS FIRST HALF 2005); ORGANIC VARIATION -6.1%. THIS RESULT COMPARED WITH THE 2005 PERIOD IS ALSO IMPACTED BY GREATER DEPRECIATION AND AMORTIZATION LINKED TO INVESTMENT IN THE DEVELOPMENT OF NETWORK INFRASTRUCTURE AND BUSINESS SUPPORT SYSTEMS

NET PROFIT: 1,496 MILLION EURO, -15.7% FROM 1,775 MILLION IN FIRST HALF 2005  WHICH WAS BOOSTED BY CAPITAL GAINS FROM THE SALE OF TIM HELLAS AND THE REVERSAL OF PROVISIONS FOR AVEA LOAN GUARANTEES

NET FINANCIAL DEBT ON 30 JUNE 2006 STOOD AT 41,315 MILLION EURO. EXCLUDING DIVIDEND PAYMENTS OF APPROXIMATELY 3 BILLION EURO, DOWN BY OVER 700 MILLION EURO FROM 31 MARCH 2006

***

BOARD EXAMINED AND APPROVED ROADMAP TO FOCUS THE GROUP ON BROADBAND AND MEDIA SERVICES IN ITALY AND IN EUROPE

BOARD APPROVES CREATION OF STAND- ALONE COMPANIES FOR THE MOBILE BUSINESS AND THE FIXED LINE ACCESS NETWORK

***

AGREEMENT SIGNED WITH 20TH CENTURY FOX FOR FILMS ON “ALICE HOME TV”

ON TELECOM ITALIA’S IPTV 20TH CENTURY FOX’S MOST RECENT TITLES WILL BE AVAILABLE  ON DEMAND

This press release contains some alternative performance indicators that are not foreseen by the IFRS standard (EBITDA; EBIT; Organic Variation of Revenues, of EBITDA and of EBIT; Net Financial Debt): their significance and constitution are explained in the attachment.

Milan, 11 September 2006 – The Board of Directors of Telecom Italia met today under the chairmanship of Marco Tronchetti Provera and examined and approved Group accounts for the six months ending 30 June 2006.

TELECOM ITALIA GROUP

The Telecom Italia Group’s financial results for the first six months of 2006 and the relative comparable period have been restated according to IFRS accounting standards approved by the European Union. The data for the two periods being compared have been recalculated taking into account activities which have been sold: Entel Chile Group (sold end-March 2005), Finsiel group (sold end June 2005), Digitel Venezuela (sold in May 2006), TIM Hellas (sold beginning June 2005), TIM Peru (sold in August 2005) and the Buffetti Group (sold January 2006). It should be noted that to render the data comparable on a like-for-like basis, the financial data for first half 2005 have been modified compared with those published in the results statement for the six months ending 30 June 2005, considering also TIM Peru and Gruppo Buffetti among Discontinued Operations.

Beyond those which have been indicated as Discontinued Operations, it should be noted that in the first half of 2005 the Liberty Surf Group entered the Group’s area of consolidation (bought 31 May 2005) while in the first half of 2006 some minor companies exited the consolidated area: Wirelab, Eustema and Ruf Gestion.

Revenues for the first half of 2006 amounted to 15,335 million euro, an increase of 5.6% compared with the first half of 2005 (14,528 million euro). Excluding the positive effect of exchange rate variations and the effects of changes in the area of consolidation, organic growth was 2.6% (+395 million euro).

EBITDA was 6,518 million euro, an increase of 0.5% compared with first half 2005. Excluding the effect of exchange rate variations and of changes in the area of consolidation and other non-organic variations, organic growth was 0.3% (+18 million euro). Always at the organic level, the ebitda margin was 43.2% (44.2% in first half 2005). This ratio, when compared with 2005, was mainly impacted by the cut in termination rates (-122 million euro) and growth in Brazil and the European Broadband Project.

EBIT  amounted to 3,801 million euro, a variation of -4.5% compared with first half 2005 (-178 million euro). This result was impacted by greater depreciation and amortization (+347 million euro compared with first half 2005) due to greater investment in the development of network infrastructure and business support systems. Excluding the effect of exchange rate variations and changes to area of consolidation and other non-organic variations, the organic variation was negative for 247 million euro (-6.1% compared with first half 2005). Always at the organic level, the ebit margin in the first half of 2006 was 24.6% (26.9% in first half 2005).

Consolidated net profit in the first half of 2006 was 1,496 million euro (1,473 million before payments to third parties) and registers a variation of -15.7% compared with the first half of 2005 (1,775 million euro). As well as the effect of the above mentioned lower EBIT, this variation was impacted by a worsening of the balance of financial operations (the first half 2005 was boosted from the reversal of provisions, for 343 million euro, made as guarantees for the banks which had financed Avea), by profit decreases linked to activities which have been sold or are in the process of being sold (the first half 2005 included net capital gains on activities which had been sold for a total of 395 million euro, mainly linked to the sale of TIM Hellas – against 31 million euro in first half 2006 from the sale of Digitel Venezuala), in part offset by lower profits attributable to Third Party Shareholders (+427 million euro ) primarily related to the Telecom Italia/TIM integration.

Industrial investment in the first half totalled 2,216 million euro, an increase of 48 million euro from 2005, mainly due to increased domestic investment in the development of support structures for the mobile sector (+106 million euro).

Net financial debt on 30 June 2006 stood at 41,315 million euro. Excluding the increase due to dividend payments (approximately 3 billion euro), Group debt decreased by over 700 million euro compared with 31 March 2006, due to generated net cashflow.

The Group headcount on 30 June 2006 was 84,695, a decrease of 789 compared with 31 December 2005 (85, 484).

Events after 30 June 2006

Agreement with Turk Telekom for the sale of a 40.56% stake in Avea

Telecom Italia on 14 July 2006 signed a contract for the sale to Turk Telekom of the 40.56% stake in the capital of Avea, Turkey’s third mobile operator, held through the Tim International subsidiary, for a total consideration of USD500 million.

With the acquisition, Turk Telekom, which already held 40.56% of Avea’s capital, increased its holding to 81.12%, while the remaining 18.88% remains in the hands of IS Bank.

The Telecom Italia Group will reinvest half of the proceeds from the sale (USD250 million) in the capital of Oger Telecom – in which it held 13.33% on 30 June 2006.

The transaction will have a positive impact on Telecom Italia Group net financial debt of USD100 million.

BUSINESS UNIT RESULTS

Telecom Italia Media first half 2006 data were reported in a press release published on 6 September, after their approval at a meeting of its Board of Directors.

WIRELINE

Revenues totalled 8,977 million euro, an increase of 1.3% compared with first half 2005 (+116 million euro); organic growth, applying the same area of consolidation and excluding exchange rate effects, was 0.3% (+23 million euro).

Results were impacted but the cut in fixed-mobile termination rates, which took effect in the second half of 2005, and the process of traffic migration from fixed to mobile, while underpinned by constant growth in the broadband market in Italy and other European countries. Excluding the negative effects of the termination rate cut, organic growth would have been 1.2%.

In core voice telephony revenues amounted to 4,805 million euro (-7% compared with first half 2005). The segment saw a decline in revenues from traffic, impacted by the cut in fixed-mobile termination rates (equal to approximately 80 million euro), as well as migration towards mobile telephony. The reduction was in part offset by growth in flat offers which counted 6,469,000 subscribers (equal to approximately 30.5% of fixed lines). Revenues from value added service in voice telephony saw a decline of 19 million euro as a consequence of new services market regulation 12xy.

Revenues from the Internet segment, 762 million euro, posted an increase of 7.3% compared with the first half of 2005 due to increased Broadband revenues (+13.6% compared with the same period of 2005). The portfolio of Wireline’s Broadband in Italy exceeded, at end June 2006, 6.3 million accesses (+559,000 from end 2005). Taking the more than 1.6 million Broadband accesses in France, Germany and Holland (+283,000 from end 2005) Wireline’s total portfolio in Europe reached 7.9 million Broadband accesses at the end of June.

Revenues from Data Business, 890 million euro, saw a variation of -1.2% compared with first half 2005. This variation is due to lower hardware sales and revenue erosion linked to traditional technologies, in part offset by the development of ICT services which rose 12.1%.

Revenues from Wholesale services were 1,923 million euro, an increase of 12.7% (+217 million euro) compared with the same period of 2005, mainly linked to the international component (+193 million euro).

Revenues from the European Broadband Project (France, Germany and Holland) posted strong growth, totalling 427 million euro, an increase of 101.4% compared with first half 2005 (+42.3% organic growth). EBITDA, which exceeded break-even in the first quarter 2006, was 14 million euro compared with a loss of 16 million euro in first half 2005.

EBITDA was 3,902 million euro, with a variation of -2.2% compared with first half 2005 (-88 million euro). This margin was impacted by an increase in interconnection costs (+3.7% compared with a year earlier), linked to a simultaneous increase in revenues from international Wholesale traffic, and increased costs linked to the development of the European project. The Ebitda margin was 43.5% (45.0% in first half 2005). The organic variation was -0.9%, while, always at the organic level, it represented 44.0% of revenues (44.5% in first half 2005); regarding the domestic business perimeter, the organic margin on revenues was stable at 46.1% (46.2% in first half 2005).

EBIT  was 2,293 million euro, posted a variation of -7.8% compared with the first six months of 2005 (-194 million euro). The Ebit margin was 25.5% (28.1% in first half 2005). The organic variation was -5.4%.

Industrial investment, totalled 1,494 million euro, remain substantially in line with first half 2005 (1,500 million euro).

DOMESTIC MOBILE

Revenues from domestic activities amounted to 4,982 million euro, an increase of 1.1% compared with first half 2005 (4,930 million euro). Excluding the negative effect of the cut in fixed-mobile and mobile-mobile termination rates, there would have been a 5.8% increase.

In particular, revenue growth was underpinned by the strong development of value added services, equal to 793 million euro, +11.4% compared with the same period in 2005.

VAS represented 17.2% of service revenues (15.3% in first half 2005). Voice revenues totalled 3,591 million euro, registering an increase in terms of outgoing traffic (+1.4%) and a decrease in terms of incoming traffic (-17.0%) as a result of the implementation of the new termination rates; net of this operation growth in coming traffic would have been 4.2%. Revenues from handset sales increased (368 million euro, +37.8% versus first half 2005), mainly due to third generation handsets: over 1 million units sold in the first six months of 2006, posting an increase of 133%.

EBITDA was 2,553 million euro and registers a variation of -3.1% compared with first half 2005. The ebitda margin was 51.2% (53.5% in first half 2005). The organic variation was -2.4%, while it represented 51.6% of revenues (53.4% in first half 2005). Excluding the negative impact of the cut in termination rates, there would have been 2.2% organic growth.

EBIT was 1,874 million euro (-7.5% compared with first half 2005). The ebit margin was 37.6% (41.1% in the same period of 2005).  The organic variation was -6.5%, while the ebit margin was 38.0% (41.0% in first half 2005).

Industrial investment in the first six months of 2006 totalled 443 million euro (337 million euro in first half 2005) and were mainly linked to increasing UMTS coverage and the development of new services.

With 30.4 million lines on 30 June 2006, TIM confirms its position as domestic market leader with a market share of approximately 40.5%. The number of UMTS clients is over 3.4 million, equal to 11% of total TIM clients.

BRAZIL MOBILE

 (average euro/real exchange rate 0.370881)

The TIM Brasil Group, the country’s sole operator with nationwide GSM coverage, had on 30 June 2006 a client base of 22.3 million lines (+10.4% compared with 31 December 2005) and confirms its leadership as a GSM operator with 19.5 million lines.

The Group has attained a market share of 24.3%, confirming its second position at the national level.

The TIM Brasil Group’s consolidated revenues were 4,644 million reais, an increase of 14.8% compared with the same period in 2005, led by the strong development of the client base and the contribution of revenues from VAS (+59%), which account for 7.6% of service revenues, up from 5.7% in the first half of 2005.

Consolidated EBITDA was 954 million reais, 390 million reais higher than the same period in 2005 and accounted for 20.5% of revenues, 6.6 percentage points higher than the year earlier period.

Consolidated EBIT was a negative 210 million reais, although an improvement of 43.5% compared with the first six months of 2005. The improved result was achieved notwithstanding the increase in depreciation and amortization connected with the development of network and IT assets.

Industrial investment made over the period amounted to 520 million reais, a decrease of 338 million reais compared with first half 2005 as a result of the progressive completion of nationwide coverage.

OLIVETTI

Revenues for the first half of 2006 amounted to 212 million euro, a decrease of 11 million euro (4.9%) compared with the same period of 2005. On the basis of a like-for-like area of consolidation, excluding exchange rate effects and the sale of intellectual property to Telecom Italia, for a total of 3 million euro, the variation is negative 8 million euro. This reduction is due to a decrease in revenues from traditional ink-jet products and for Gaming products, only offset in part by greater revenues from new ink-jet products, the market launch of which took place in the final months of 2005.

EBITDA in the first half of 2006 was negative 26 milion euro, with a decrease of 28 million euro compared with the first half of 2005. The organic variation was negative 22 million euro. This decrease was mainly influenced by lower margins for traditional ink-jet products and for Gaming products, as well as the marketing drive for new ink-jet products.

EBIT for the first half of 2006 was negative 35 million euro, a decrease of 29 million euro compared with first half 2005. The organic variation was negative 23 million euro.

Industrial investment amounted to 5 million euro and were 3 million euro lower than the first half of 2005.

The headcount on 30 June 2006 was 1,570 (1,750 on 31 December 2005), of whom 1,412 in Italy and 158 abroad.

DEBT STRUCTURE, BOND ISSUES AND BONDS MATURING

The Telecom Italia Group, in recent years, has significantly improved the characteristics of its debt, extending its average life to 8.7 years (compared with 4.6 years in 2001) and limiting its average cost to approximately 5%.

During the first half of 2006 the Telecom Italia Group carried out three bond issues, all part of the 15 billion Euro Euro Medium Term Note Programme:

*

on 19 May 2006, 400 million GBP, coupon 5.875%, maturity 19 May 2023;

*

on 19 May 2006, 750 million euro, coupon 4.75%, maturity 19 May 2014;

*

on 9 June 2006, 750 million euro, indexed quarterly coupon 3-month Euribor + 0.22%, maturity 9 June 2008;

Further, on 18 July 2006 the Luxembourg subsidiary Telecom Italia Capital S.A. issues bonds, on the US market, entirely guaranteed by Telecom Italia S.p.A. for a total of 2,600 million USD. The issue, from the company’s US$10 billion Shelf Registration, took place in three tranches:

•

850 million USD, indexed quarterly coupon of 3-month US$ Libor + 0.61%, maturity 18 July 2011;

•

750 million USD, six-month coupon of 6.20% on annual basis, maturity 18 July 2011;

•

1,000 million USD, six-month coupon of 7.20% on annual basis, maturity 18 July 2036.

The above mentioned issue permitted the entire coverage of debt maturing in 2007.

Listed below, expressed at redemption value and net of buybacks, are the bond issues maturing in the 18 months following the close of the first half of 2006 issued by Telecom Italia S.p.A. and Telecom Italia Finance guaranteed by Telecom Italia S.p.A

•

499.72 million euro, maturing 14 December 2006;

•

1,250 million euro, maturing 1 February 2007;

•

1,720 million euro, maturing 24 April 2007.

For complete information on the results for the first half of 2006, the tables for the balance sheet and consolidated financial statement, as well as a detailed table of the consolidated financial debt, included in the statement for the 6 months ended 30 June 2006 approved by the Board of Directors. It should be noted that these tables have not been verified by the Auditing Company Reconta Ernst & Young S.p.A. and that this company mandated to audit the accounts for the First Half 2006 statement has not yet completed the examination.

***

THE REORGANISATION PROCESS

Further, the Board of Directors of Telecom Italia, having shared and assumed the strategic option of accentuating the Group’s focus on the broadband and media services business in Italy and the rest of Europe, examined and approved the roadmap for the reorganization of the Telecom Italia Group which entails:

1.

The separation from Telecom Italia S.p.A. of the business of national mobile communication, through the conferment of the corresponding industrial complex into a separate company, also of new constitution;

2.

The separation from Telecom Italia S.p.A. of the network for local wired access through the conferment of the corresponding industrial complex to a separate company, also of new constitution, with a mandate for the Chairman, to identify eventual further activities suitable for integration into the above mentioned industrial complex.

The Board of Directors will examine the opportunities of value enhancement of network activities and of the mobile communication business which may present themselves, as well as any further or different initiatives, as a function of the operational needs and sustainable development of the company.

***

AGREEMENT WITH 20TH CENTURY FOX

In order to enrich the content offers available through the internet, Telecom Italia and 20th Century Fox have signed an agreement to offer Fox films on “Alice Home TV”, Telecom Italia’s IPTV service.

Beginning this month, all Alice Home TV customers will be able to view the latest 20th Century Fox releases, on-demand, as well as classics from Fox’s library.

Telecom Italia’s library is constantly updated and, to date, includes over 400 titles “on demand”.

With this agreement, IPTV confirms its importance as a significant channel of content distribution.

Telecom Italia’s IPTV service is presently available in 70 Italian cities (including Alessandria, Bari, Biella, Bologna, Brescia, Cagliari, Catania, Florence, Genoa, Milan, Modena, Naples, Padua, Palermo, Reggio Emilia, Rome, Sondrio, Turin, Trieste, Venice and Verona) and will reach 250 by the end of 2006.

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telecom Italia Spa undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telecom Italia Spa business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telecom Italia

Media Relations

Institutional Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.com/investitors

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the financial performance measures established by IFRS, certain non-IFRS measures are presented for purposes of a better understanding of the trend of operations and financial condition of the Telecom Italia Group; however, such measures should not be construed as a substitute for the operating and financial information required by IFRS.

Specifically, the non-IFRS measures presented are described below:

•

EBITDA. This financial measure is used by the Telecom Italia Group as the financial target in internal and external presentations and represents a useful unit of measurement for the evaluation of the operating performance of the Group as a whole and of the Business Units, in addition to EBIT. These measures are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT (Operating income)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA (Operating result before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets)

•

Organic Growth of Revenues, EBITDA and EBIT. This measures show changes (percentage or amount) in Revenues, EBITDA and EBIT, excluding the effects of exchange differences, the change in the scope of consolidation as well as other operating income and expenses (other non-organic changes).

Telecom Italia deems that the presentation of such additional information allows the operating performance of the Group (as a whole and of the Business Units) to be interpreted in a more effective manner.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations, represented by Gross Financial Debt less Cash and Cash Equivalents and Financial Assets (financial receivables and securities other than equity investments). A table is presented, as an attachment to this press release, that shows the amounts taken from the balance sheet and used to calculate the Net Financial Debt.

TELECOM GROUP - CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)	6.30.2006 (a)	12.31.2005 (b)	Change (a-b)
GROSS FINANCIAL DEBT			
Non-current financial liabilities			
- Financial payables	37.870	40.252	(2.382)
- Finance lease liabilities	1.892	1.894	(2)
Current financial liabilities			
- Financial payables	5.346	9.572	(4.226)
- Finance lease liabilities	245	234	11
- Other financial liabilities	6	6	-
Financial liabilities relating to discontinued operations/assets held for sale	-	143	(143)
TOTAL GROSS FINANCIAL DEBT (A)	**45.359**	**52.101**	**(6.742)**
FINANCIAL ASSETS			
Non-current financial assets			
- Securities other than investments	8	8	-
- Financial receivables and other non-current financial assets	514	988	(474)
Current financial assets			
- Securities other than investments	244	378	(134)
Financial receivables and other current financial assets	320	509	(189)
Cash and cash equivalents	2.958	10.323	(7.365)
Financial assets relating to discontinued operations/assets held for sale	-	37	(37)
TOTAL FINANCIAL ASSETS (B)	**4.044**	**12.243**	**(8.199)**
NET FINANCIAL DEBT (A-B)	**41.315**	**39.858**	**1.457**

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 11th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager